September 28, 2011

VIA EXPRESS DELIVERY AND EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filled March 14, 2011

File No. 1-34385

Dear Mr. Woody:

This letter sets forth the responses of Invesco Mortgage Capital Inc. (the “Company”) to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”), dated August 30, 2011, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (the “Form 10-K”) of the Company filed with the SEC on March 14, 2011.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.	We note your response to prior comment two as well as your current presentation both within MD&A and within your financial statements. Given the significant increase in total assets and composition of such assets through the period ended June 30. 2011, we continue to believe that a tabular disclosure of an average balance sheet detailing investments and related costs of funds would be beneficial for investors. As such, please provide the requested information in future filings.

Response to Comment 1

The Company acknowledges the Staff’s comment and as we discussed in our previous response, we believe we have adequately disclosed the average balance information in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will, however, add an additional tabular presentation of average balance information in future filings.

Investment Portfolio, page 52

General

2.	We note your response to comment 4 of our letter dated July 15, 2011, that you do not use credit ratings in the credit analysis of your non-agency portfolio and that your average yield disclosure incorporates loss assumptions. It does not appear that shareholders would be able to fully understand management’s assessment of the credit risk associated with your non-agency assets, because the disclosed average yield may also reflect any discount or reduction in costs associated with the assets. Please tell us the disclosure you would add in future filings that would aid shareholders’ specific evaluation of the credit risk and the material trends in such risk associated with your non-agency assets.

Response to Comment 2

The Company acknowledges the Staff’s comment. As we mentioned in our previous response, we do not place any reliance on the ratings assigned by rating agencies when we are evaluating a mortgage-backed security (“MBS”). In Note 3 – Mortgage Backed Securities beginning on page 82 of our most recent 10-K, we break down the key components an investor should consider when evaluating the risk associated with an MBS portfolio. Comparative data is included for the periods included in the balance sheet.

The first table shows certain attributes for each MBS category. The MBS market is very efficient at pricing in the risk of the underlying collateral. The price of an MBS changes daily when market attributes (e.g. foreclosure rates, home prices, prepayment speeds, etc.) are reported. The fair value in the table is obtained daily from a third party. The unrealized gain or loss represents the difference between the fair value and the amortized cost of the MBS. An increasing unrealized loss period over period could indicate a higher probability that a loss will be recognized into the income statement reducing future earnings.

Since a category of MBS (e.g. non-agency) can have items with both an unrealized gain and loss, we present in the second table, the MBS that are in a gross unrealized loss position and their estimated fair value by length of time that such securities have been in a continuous unrealized loss position. The longer the MBS are in a gross unrealized loss position, the higher the probability the loss is something other than temporary and may have to be recognized into earnings. Comparing this data for the presented balance sheet dates, investors can determine if the level of risk to future period earnings has changed.

The third table in this section shows the amount of accumulated other comprehensive income from the MBS portfolio for the comparative periods. By analyzing the change in other comprehensive income, investors can make an assessment of the amount of overall risk to future earnings and how this has changed in comparative quarters.

Under accounting guidance, we are required to evaluate each MBS in an unrealized loss position to determine if the unrealized loss is something other than temporary. On page 83 of the 10-K, we discuss the approach used to evaluate the portfolio for other than temporary impairment (“OTTI”). The tables that follow show the amount of OTTI and credit losses recognized for the MBS portfolio. By evaluating the changes in recognized losses, investors can determine if the credit quality of the portfolio is deteriorating.

To assist readers of the financial statements in evaluating the information included in Note 3 – Mortgage Backed Securities, the Company will expand its explanation of the changes in the unrealized gains and losses, other comprehensive income and OTTI in future periods.

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If you have any questions regarding this letter, please do not hesitate to call me at (404) 439-3228.

Very truly yours,

/s/ Donald R. Ramon
Donald R. Ramon
Chief Financial Officer

cc:	Grant Thornton LLP